

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 16, 2008

Mr. Daniel C. S. Ng
President and CEO
China Digital Media Corporation
2505-06, 25/F, Stelux House,
698 Prince Edward Road East
Kowloon, Hong Kong

Re: China Digital Media Corporation
Item 4.01 Form 8-K
Filed December 2, 2008
File No. 0-30212

Dear Mr. Ng:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief